NEWS RELEASE

InNexus Biotechnology Engages Dundee Securities Corporation

as Strategic Financial Advisor

BRITISH COLUMBIA, Canada - 14 March 2008 - InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX: IXS.V, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL™), announced today that it has engaged Dundee Securities Corporation to act as the Company’s strategic financial advisor.

Jeff Morhet, Chairman and CEO, stated, “This is an exciting time for InNexus as we press forward with our two preclinical anti-cancer candidates.  Dundee is a leading firm and will assist InNexus in evaluating various strategies available to the company in the capital and corporate markets”.

Leading the Strategic Advisory team of Dundee Securities will be Jolyon Burton, Vice President.  Speaking on the engagement he said, “Mr. Morhet has created a strong entity with a balanced product offering, world-class team as well as a foundation to develop its pipeline and continue to further monetize its novel technology.  InNexus has a unique opportunity to create and develop pharmaceutical products based on its own proprietary DXL™ platform while building value for the shareholder.  We want to be part of that success”.

About Dundee Securities Corporation

Dundee Securities Corporation is a full service investment dealer engaged in wealth management & financial advisory services, retail brokerage, institutional sales & trading, equity research and investment banking. Dundee Securities Corporation is a member of the Investment Dealers Association of Canada and CIPF.  Dundee Securities Corporation is the investment are of Dundee Wealth Management, a Canadian owned and publicly listed company that manages and administers approximately $63.9 billion in assets.

About InNexus Biotechnology

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

Chairman & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com	The Investor Relations Group Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

Endnotes

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